SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 12)
Corning Natural Gas Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
219381100

(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	219381100	Page	2	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		100(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,000(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100(1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,100(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Shares held by the Richard M. Osborne Trust, of which Mr. Osborne is the sole trustee.
(2) Includes 13,300 shares of common stock and currently exercisable warrants convertible into 700 shares of common stock held by Gas Natural Inc. (formerly Energy, Inc.)

CUSIP No.	219381100	Page	3	of	5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard M. Osborne Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		100

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	219381100	Page	4	of	5
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 12 to Schedule 13D is filed on behalf of Richard M. Osborne and the Richard M. Osborne Trust (the “Trust”), an Ohio trust of which Richard M. Osborne is the sole trustee, relating to shares of common stock, par value $5.00 per share (the “Shares”), of Corning Natural Gas Corporation, a New York corporation (“Corning”).
Item 5. Interest in Securities of the Issuer.
     Item 5(a), (b) and (c) are amended as follows:
     (a) Based solely Corning’s most recent filing with the Securities and Exchange Commission, there are 1,040,868 Shares outstanding.
     The Trust beneficially owns 100 Shares, or less than 1% of the outstanding Shares. As sole trustee of the Trust, Mr. Osborne may be deemed to beneficially own all Shares owned by the Trust. Mr. Osborne beneficially owns 14,100 Shares, including 100 Shares owned by the Trust, 13,300 Shares and currently exercisable warrants that are convertible into 700 Shares owned by Gas Natural Inc. (formerly Energy, Inc.), or 1.4% of the outstanding Shares assuming exercise of the warrants owned by Gas Natural. As chairman of the board and chief executive officer of Gas Natural, Mr. Osborne may be deemed to beneficially own the Shares and warrants owned by Gas Natural. Mr. Osborne disclaims beneficial ownership of the Shares and warrants owned by Gas Natural.
     (b) Mr. Osborne has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 100 Shares owned by the Trust. Mr. Osborne has shared power to vote, or to direct the voting of, and shared power to dispose or to direct the disposition of the 13,300 Shares and warrants convertible into 700 Shares owned by Gas Natural Inc.
     (c) On September 13, 2010, the Trust and Mr. Osborne sold a total of 109,882 Shares in a private transaction at a price of $19.00 per Share. The Reporting Persons did not effect any other transactions in the Shares in the past sixty days. In connection with the sale of these Shares, Corning and Mr. Osborne had orally agreed that Messrs. Thomas Smith, Gregory Osborne and Stephen Rigo would resign from Corning’s board of directors effective September 13, 2010. As disclosed in Corning’s Form 8-K filed with the SEC on September 16, 2010, Messrs. Smith and Gregory Osborne resigned from Corning’s board effective September 13, 2010. However, Mr. Rigo has not resigned and remains a member of Corning’s board of directors.
     (e) On September 13, 2010, as a result of the sale of the Shares reported in Item 5(c) above, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Shares.
Item 7. Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 29, 2010

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee

/s/ Richard M. Osborne
RICHARD M. OSBORNE, individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement